Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Office Properties Income Trust for the registration of debt securities, preferred shares of beneficial interest, depositary shares representing preferred shares, common shares of beneficial interest and warrants and to the incorporation by reference therein of our reports dated February 28, 2019, with respect to the consolidated financial statements and schedule of Office Properties Income Trust, and the effectiveness of internal control over financial reporting of Office Properties Income Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

July 1, 2019